# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Circle Internet Group, Inc., CIK 0001876042
CUSIP: 172573107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One World Trade Center, New York, New York (NY), 10007
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001539940

## Reporting persons
- Jeremy Allaire: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 18,226,272; shared voting power 268,548; sole dispositive power 18,226,272; shared dispositive power 268,548; aggregate amount beneficially owned 18,494,820 (8.1399% of the class)
  Comment: The number in Rows (5), (7) and (9) consists of (a) 16,457,013 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock") held directly by Jeremy Allaire, (b) 335,684 shares of Class B Common Stock held of record by the Allaire 2025 Qualified Annuity Trust, an irrevocable grantor trust, of which Jeremy Allaire is the sole trustee and beneficiary, (c) 11,164 shares of Class B Common Stock issuable upon the vesting of Restricted Stock Units held by Jeremy Allaire, and (d) 1,422,411 shares of Class B Common Stock issuable upon the exercise of stock options held by Jeremy Allaire.
  
  The number in Rows (6) and (8) consists of (i) 67,137 shares of Class A common stock held by the Spruce Trust, (ii) 67,137 shares of Class A common stock held by the Beech Trust, (iii) 67,137 shares of Class A common stock held by the Oak Trust, and (iv) 67,137 shares of Class A common stock held by the Chestnut Trust, in each case, legal counsel to Mr. Allaire is the sole trustee.
  
  Each share of Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the Reporting Person. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on a one-for-one basis upon any transfer of such share, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock issuable upon the conversion of Class B Common Stock, as described above, beneficially owned by the Reporting Person as set forth in Row 9 by (b) 227,211,067 shares of Class A Common Stock, which is the number of shares of Class A Common Stock outstanding as of June 30, 2025 and assuming the conversion on a one-for-one basis of 18,226,272 shares of Class B Common Stock beneficially owned by the Reporting Person.

## Item 1. Issuer
Name of issuer: Circle Internet Group, Inc.
Address of issuer's principal executive offices: One World Trade Center, New York, NY 10007

## Item 2. Person Filing
Name of person filing: Jeremy Allaire
Address of principal business office or, if none, residence:
c/o Circle Internet Group, Inc.
One World Trade Center, 87th Floor
New York, NY 10007
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 18,494,820
Percent of class: 8.1399
Sole power to vote or to direct the vote: 18,226,272
Shared power to vote or to direct the vote: 268,548
Sole power to dispose or to direct the disposition: 18,226,272
Shared power to dispose or to direct the disposition: 268,548

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jeremy Allaire: /s/ Jeremy Allaire, Jeremy Allaire (08/13/2025)